UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

  For the month of August, 2006

  Commission File Number 000-22286

                       Taro Pharmaceutical Industries Ltd.
                 (Translation of registrant's name into English)

                   14 Hakitor Street, Haifa Bay 26110, Israel
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  |X|    Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  |_|    No  |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.


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           Taro Provides Update on Filing of 2005 Form 20-F

     HAWTHORNE, N.Y.--(BUSINESS WIRE)--Aug. 29, 2006--Taro Pharmaceutical Industries Ltd. ("Taro," the "Company," NASDAQ: TARO) today provided an update on the Company's progress in filing its Annual Report on Form 20-F for the year ended December 31, 2005 (the "2005 Form 20-F") with the Securities and Exchange Commission. Previously, the Company had stated that it expected to file the 2005 Form 20-F in August.
     Taro had previously reported that during its 2005 audit process, its independent auditors were conducting additional work related to how the Company estimated its accounts receivable reserves. During this time, the Company received additional information, previously unavailable to the Company, from certain principal customers which is now being used to revise its estimates of the Company's accounts receivable reserves for prior years. These adjustments will result in a restatement of financial results for 2003 and 2004.
     As an outgrowth of the restatement, Taro's independent auditors have requested that its Audit Committee retain independent counsel to investigate the circumstances relating to the restatement. The investigation is in process and is expected to conclude in September. The Company expects to be in a position to file the 2005 Form 20-F following the completion of the independent investigation and finalization of the 2005 audit.
     The Company continues to expect that the audited financial results for 2005 will be within the ranges previously provided. Taro expects to report 2005 sales in a range of approximately $295 million to $305 million, and net income in a range of approximately $14.0 million to $16.0 million. These estimates are subject to change pending completion of the audit of 2005 results.
     Based on these estimates, the Company expects that it will be in compliance with the financial covenants of its debt instruments when the audit is complete; however, as previously announced, the inability to provide the 2005 audited financial statements to date has resulted in the Company not being in compliance with certain reporting requirements in certain of its debt instruments, which the Company has discussed with its lenders.
     Taro is a multinational, science-based pharmaceutical company dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For more information on Taro, please visit www.taro.com.

     SAFE HARBOR STATEMENT
     Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts, and statements that include the word "will," "expects," "anticipates," "intends," "believes," or similar language; and statements concerning the Company's sales and profitability, estimates of 2005 results, the investigation being conducted by independent counsel, the completion of the 2005 audit, compliance with financial covenants, and the filing of the 2005 Form 20-F. Although the Company believes that such statements are based on reasonable assumptions and reliable sources, it has no assurance thereof. Factors that could cause actual results to differ include actions by Nasdaq staff, the timing and outcome of the investigation being conducted by independent counsel, the ability of the Company to finalize its 2005 audit, general economic conditions, industry and market conditions, regulatory actions and legislative actions in the countries in which Taro operates, the escalation of the conflict in the Middle East, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

    CONTACT: Taro Pharmaceuticals U.S.A., Inc.
             Daniel Saks, 914-345-9000 ext. 6208
             or
             Kevin Connelly, 914-345-9000 ext. 6338


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2006

                                           TARO PHARMACEUTICAL INDUSTRIES LTD.

                                           By: /s/ Kevin Connelly
                                               ------------------
                                               Name:  Kevin Connelly
                                               Title: Senior Vice President and
                                                      Chief Financial Officer